Valneva Responds to French Government’s Call for Vaccine Supply of IXCHIQ® against Chikungunya Outbreak in La Réunion

Saint Herblain (France), March 24, 2025 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that it is responding to the chikungunya outbreak that is rapidly intensifying in France’s Island of La Réunion with its vaccine IXCHIQ®. As agreed with the local public health agency, the Agence Régionale de Santé of La Réunion, Valneva will provide 40,000 doses starting early April, with an option to provide more, through distribution agreements with the Island’s wholesalers. This supply of doses, paid for by the French authorities, is in line with the recommendation of France’s national public health agency, the Haute Autorité de Santé (HAS), to prioritize for vaccination adults aged 65 and over, with co-morbidities. IXCHIQ® remains available for purchase in France (mainland and overseas).
Chikungunya cases have spiked substantially in La Réunion since early 2025, with 8,600 cases recorded and almost 3,000 new cases during the week of March 3 to 9, 20251. Similar to the 2005-2006 chikungunya outbreak, there is a risk of transmission to mainland France and other French overseas territories. Local authorities of La Réunion have published a Level 4 emergency crisis management plan to contain the outbreak, while the Centers for Disease Control and Prevention (CDC) agency of the United States (U.S.) also issued a travel alert as millions of international travelers visit France's southern resorts and La Réunion Island annually.
Juan Carlos Jaramillo, M.D., Chief Medical Officer of Valneva, ““Chikungunya outbreaks spread rapidly, so it is crucial to vaccinate as many people as possible to help contain the virus. We have the capacity to supply more doses and will continue working closely with France’s public health agency to manage this outbreak locally and prevent its spread to other regions through international travel."
IXCHIQ® is the world’s first licensed chikungunya vaccine available to address this significant unmet medical need. It is approved in the United States2, Europe3, Canada4 and the United Kingdom5 for the prevention of disease caused by the chikungunya virus in individuals 18 years of age and older. The European Medicines Agency (EMA) recently adopted a positive opinion recommending authorization of a label extension for IXCHIQ® to individuals 12 years of age and older6.
1 Chikungunya à La Réunion : semaine du 3 au 9 mars 2025 | Agence Régionale de Santé La Réunion
2 Valneva Announces U.S. FDA Approval of World’s First Chikungunya Vaccine, IXCHIQ®
3 Valneva Receives Marketing Authorization in Europe for the World’s First Chikungunya Vaccine, IXCHIQ®
4 Valneva Announces Health Canada Approval of the World’s First Chikungunya Vaccine, IXCHIQ®
5 Valneva Receives Marketing Authorization in the UK for the World’s First Chikungunya Vaccine, IXCHIQ®
6 Valneva Receives EMA’s Positive CHMP Opinion for Adolescent Label Extension for Chikungunya Vaccine IXCHIQ® – Valneva

On March 5, 2025, the Haute Autorité de Santé recommended to prioritize for vaccination adults aged 65 and over, especially those with comorbidities, followed by adults aged 18 and over with comorbidities, and vector control workers7.
Valneva is focused on expanding the vaccine’s label and access. In the third quarter of 2024, the Company expanded its partnership with the Coalition for Epidemic Preparedness (CEPI)8, with support from the EU Horizon Europe program, through a $41.3 million grant to advance broader access to the vaccine in Low- and Middle-Income Countries (LMICs), post-marketing studies and research to support potential label extensions in children, adolescents and pregnant women.
Within the framework of this partnership, Valneva recently announced the signing of an exclusive license agreement with the Serum Institute of India (SII)9, the world’s largest manufacturer of vaccines by number of doses, enabling the supply of the vaccine in Asia, with a commitment to priority supply of the chikungunya vaccine at an affordable price to public health markets in LMICs.
This new agreement complements the license agreement Valneva signed in 2021 with Instituto Butantan in Brazil for the development, manufacturing and marketing of a local chikungunya vaccine at an affordable price for distribution in Latin American countries and selected LMICs affected by the disease.
About Chikungunya
Chikungunya virus (CHIKV) is a mosquito-borne viral disease spread by the bites of infected Aedes mosquitoes which causes fever, severe joint and muscle pain, headache, nausea, fatigue and rash. Joint pain is often debilitating and can persist for weeks to years10.
In 2004, the disease began to spread quickly, causing large-scale outbreaks around the world. Since the re-emergence of the virus, CHIKV has now been identified in over 110 countries in Asia, Africa, Europe and the Americas11. Between 2013 and 2023, more than 3.7 million cases were reported in the Americas12 and the economic impact is considered to be significant. The medical and economic burden is expected to grow with climate change as the mosquito vectors that transmit the disease continue to spread geographically. As such, the World Health Organization (WHO) has highlighted chikungunya as a major public health problem.13
7 https://www.has-sante.fr/jcms/p_3594168/fr/epidemie-de-chikungunya-quelle-strategie-vaccinale-a-la-reunion-et-a-mayotte
8 CEPI Expands Partnership with Valneva with a $41.3 Million Grant to Support Broader Access to the World’s First Chikungunya Vaccine - Valneva
9 Valneva Successfully Expands Access to Asia for its Chikungunya Vaccine with Serum Institute of India – Valneva
10 https://jvi.asm.org/content/jvi/88/20/11644.full.pdf
11 https://cmr.asm.org/content/31/1/e00104-16
12 PAHO/WHO data: Number of reported cases of chikungunya fever in the Americas (Cumulative Cases 2018-2023 and Cases per year 2013-2017). https://www.paho.org/data/index.php/en/mnu-topics/chikv-en/550-chikv-weekly-en.html. Last accessed 01 Aug 2023.
13 Geographical expansion of cases of dengue and chikungunya beyond the historical areas of transmission in the Region of the Americas (who.int)

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines, including the world’s first and only chikungunya vaccine, as well as certain third-party vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced tetravalent Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

About CEPI
CEPI was launched in 2017 as an innovative partnership between public, private, philanthropic and civil organizations. Its mission is to accelerate the development of vaccines and other biologic countermeasures against epidemic and pandemic threats so they can be accessible to all people in need. CEPI has supported the development of more than 50 vaccine candidates or platform technologies against multiple known high-risk pathogens or a future Disease X. Central to CEPI’s pandemic-beating five-year plan for 2022-2026 is the ‘100 Days Mission’ to compress the time taken to develop safe, effective, globally accessible vaccines against new threats to just 100 days.
Learn more at CEPI.net. Follow us on X (@CEPIvaccines), LinkedIn and Facebook.
About Horizon Europe
Horizon Europe — #HorizonEU — is the European Union's flagship Research and Innovation programme, part of the EU-long-term Multiannual Financial Framework (MFF) with a budget of €95.5 billion to spend over a seven-year period (2021-2027).  Under Horizon Europe, health research will be supported with the aim to find new ways to keep people healthy, prevent diseases, develop better diagnostics and more effective therapies, use personalised medicine approaches to improve healthcare and wellbeing, and take up innovative health technologies, such as digital ones.

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